Exhibit 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year-Ended December, 31,
(unaudited)	2009		2008		2007		2006		2005		2004
Earnings:
Income from continuing operations before income taxes	(341,067)		123,372		140,499		153,572		71,581		20,916
Fixed charges	37,403		33,525		33,216		22,099		15,398		11,581

Earnings	(303,664)		156,897		173,715		175,671		86,979		32,497

Fixed charges:
Rental expense	4,454		6,759		5,800		4,633		2,333		1,867
Interest expense	32,949		26,766		27,416		17,466		13,065		9,714

Fixed charges	37,403		33,525		33,216		22,099		15,398		11,581

Ratio of earnings to fixed charges	(8.1	)x	4.7	x	5.2	x	7.9	x	5.6	x	2.8	x